Exhibit 12.1
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Year Ended December 31,
	2007	2006	2005

(Loss) earnings:

Loss before income taxes, minority interests and cumulative effect of accounting changes	$(517)	$(111)	$(91)

Add: Fixed charges from below	198	207	208
Less: Capitalized interest	—	(4)	(1)

	$(319)	$92	$116

Fixed Charges:

Interest expense, net of interest capitalized	192	196	199
Capitalized interest	—	4	1
Estimate of interest within rental expense	3	3	4
Amortized premium and discounts related to indebtedness	3	4	4

	$198	$207	$208

Deficiency of Earnings to Fixed Charges	$(517)	$115	$92